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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

iPayment, Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
46262E 10-5
(CUSIP Number)

Gregory V. Gooding, Debevoise & Plimpton LLP, 919 Third Ave., New York, NY 10022 (212-909-6000)
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 27, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	Page	2	of	27

1	NAMES OF REPORTING PERSONS: Gregory S. Daily

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		1,925,294

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,925,294

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,925,294

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*Excludes 2,454,082 shares of Common Stock held by other Reporting Persons hereto as to which Mr. Daily disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Daily is the beneficial owner of such securities.

CUSIP No.	Page	3	of	27

1	NAMES OF REPORTING PERSONS: Carl A. Grimstad

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A

	7	SOLE VOTING POWER:

NUMBER OF		1,268,704

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,268,704

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,268,704

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*Excludes 3,085,672 shares of Common Stock held by other Reporting Persons hereto as to which Mr. Grimstad disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Grimstad is the beneficial owner of such securities.

CUSIP No.	Page	4	of	27

1	NAMES OF REPORTING PERSONS: GSD Trust Partners, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	☐

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		436,215

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		436,215

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	436,215

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
*Excludes 3,953,161 shares of Common Stock held by other Reporting Persons hereto as to which GSD Trust Partners, LLC disclaims beneficial ownership. This report shall not be construed as an admission that GSD Trust Partners, LLC is the beneficial owner of such securities.

CUSIP No.	Page	5	of	27

1	NAMES OF REPORTING PERSONS: Stream Family Limited Partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	72-1311449

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		200,056

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		200,056

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	200,056

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
*Excludes 4,179,320 shares of Common Stock held by other Reporting Persons hereto as to which Stream Family Ltd. Partners disclaims beneficial ownership. This report shall not be construed as an admission that Stream Family Ltd. Partners is the beneficial owner of such securities.

CUSIP No.	Page	6	of	27

1	NAMES OF REPORTING PERSONS: Harold H. Stream, III

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		153,334

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		153,334

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	153,334

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*Excludes 4,226,042 shares of Common Stock held by other Reporting Persons hereto, and includes 1,000 shares of Common Stock held by Mr. Stream’s spouse, as to which Mr. Stream disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Stream is the beneficial owner of such securities.

CUSIP No.	Page	7	of	27

1	NAMES OF REPORTING PERSONS: Sandra S. Miller

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A

	7	SOLE VOTING POWER:

NUMBER OF		94,889

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		94,889

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	94,889

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*Excludes 4,284,487 shares of Common Stock held by other Reporting Persons hereto as to which Ms. Miller disclaims beneficial ownership. This report shall not be construed as an admission that Ms. Miller is the beneficial owner of such securities.

CUSIP No.	Page	8	of	27

1	NAMES OF REPORTING PERSONS: Opal Gray Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	72-6070426

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		72,384

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		72,384

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	72,384

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
*Excludes 4,306,992 shares of Common Stock held by other Reporting Persons hereto as to which Trust for the benefit of O. Gray disclaims beneficial ownership. This report shall not be construed as an admission that Trust for the benefit of O. Gray is the beneficial owner of such securities.

CUSIP No.	Page	9	of	27

1	NAMES OF REPORTING PERSONS: Daily Family Foundation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	☐

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A

	7	SOLE VOTING POWER:

NUMBER OF		47,455

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		47,455

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	47,455

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
*Excludes 4,331,931 shares of Common Stock held by other Reporting Persons hereto as to which Daily Family Foundation disclaims beneficial ownership. This report shall not be construed as an admission that Daily Family Foundation is the beneficial owner of such securities.

CUSIP No.	Page	10	of	27

1	NAMES OF REPORTING PERSONS: Trust for the benefit of A.S. Daily

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	62-6289615

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		23,722

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		23,722

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	23,722

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
*Excludes 4,355,654 shares of Common Stock held by other Reporting Persons hereto as to which Trust for the benefit of A.S. Daily disclaims beneficial ownership. This report shall not be construed as an admission that Trust for the benefit of A.S. Daily is the beneficial owner of such securities.

CUSIP No.	Page	11	of	27

1	NAMES OF REPORTING PERSONS: Trust for the benefit of C.C. Daily

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	62-6289612

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		23,722

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		23,722

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	23,722

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
*Excludes 4,355,654 shares of Common Stock held by other Reporting Persons hereto as to which Trust for the benefit of C.C. Daily disclaims beneficial ownership. This report shall not be construed as an admission that Trust for the benefit of C.C. Daily is the beneficial owner of such securities.

CUSIP No.	Page	12	of	27

1	NAMES OF REPORTING PERSONS: Trust for the benefit of C.M. Daily

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	62-6289614

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		23,722

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		23,722

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	23,722

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
*Excludes 4,355,654 shares of Common Stock held by other Reporting Persons hereto as to which Trust for the benefit of C.M. Daily disclaims beneficial ownership. This report shall not be construed as an admission that Trust for the benefit of C.M. Daily is the beneficial owner of such securities.

CUSIP No.	Page	13	of	27

1	NAMES OF REPORTING PERSONS: Trust for the benefit of G.R. Daily

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	62-6289615

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A

	7	SOLE VOTING POWER:

NUMBER OF		23,722

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		23,722

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	23,722

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
*Excludes 4,355,654 shares of Common Stock held by other Reporting Persons hereto as to which Trust for the benefit of G.R. Daily disclaims beneficial ownership. This report shall not be construed as an admission that Trust for the benefit of G.R. Daily is the beneficial owner of such securities.

CUSIP No.	Page	14	of	27

1	NAMES OF REPORTING PERSONS: M. G. Stream Trust FBO H. H. Stream, III

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	72-6049777

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A

	7	SOLE VOTING POWER:

NUMBER OF		23,722

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		23,722

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	23,722

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
*Excludes 4,355,654 shares of Common Stock held by other Reporting Persons hereto as to which Stream Trust FBO H. H. Stream, III disclaims beneficial ownership. This report shall not be construed as an admission that Stream Trust FBO H. H. Stream, III is the beneficial owner of such securities.

CUSIP No.	Page	15	of	27

1	NAMES OF REPORTING PERSONS: M.G. Stream Trust FBO S.G. Stream

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	72-6049778

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		23,722

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		23,722

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	23,722

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
*Excludes 4,355,654 shares of Common Stock held by other Reporting Persons hereto as to which Stream Trust FBO S.G. Stream disclaims beneficial ownership. This report shall not be construed as an admission that Stream Trust FBO S.G. Stream is the beneficial owner of such securities.

CUSIP No.	Page	16	of	27

1	NAMES OF REPORTING PERSONS: M.G. Stream Trust FBO W.G. Stream

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	72-6049779

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		23,723

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		23,723

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	23,723

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
*Excludes 4,355,653 shares of Common Stock held by other Reporting Persons hereto as to which Stream Trust FBO W.G. Stream disclaims beneficial ownership. This report shall not be construed as an admission that Stream Trust FBO W.G. Stream is the beneficial owner of such securities.

Amendment No. 1 to Schedule 13D
     This Amendment to Schedule 13D is being filed jointly by Gregory S. Daily, Carl A. Grimstad, GSD Trust Partners, LLC, the Daily Family Foundation, the Trust for the benefit of A.S. Daily, the Trust for the benefit of C.C. Daily, the Trust for the benefit of C.M. Daily, the Trust for the benefit of G.R. Daily, Stream Family Ltd. Partners, the Opal Gray Trust, the M.G. Stream Trust FBO H. H. Stream, III, the M.G. Stream Trust FBO S.G. Stream and the M.G. Stream Trust FBO W.G. Stream (collectively, the “Group Members”).

Item 2	Identity and Background

The disclosure in Item 1 is hereby amended and restated in its entirety to read as follows:

“(a) The names of the Group Members are Gregory S. Daily (“Mr. Daily”), Carl A. Grimstad (“Mr. Grimstad”), Harold H. Stream, III (“Mr. Stream”), Sandra S. Miller (“Ms. Miller”), Daily Family Foundation the Trust for the benefit of A.S. Daily, the Trust for the benefit of C.C. Daily, the Trust for the benefit of C.M. Daily, the Trust for the benefit of G.R. Daily (collectively, the “Daily Entities”), Stream Family Ltd. Partners, the Opal Gray Trust, the M.G. Stream Trust FBO H. H. Stream, III, the M.G. Stream Trust FBO S.G. Stream and the M.G. Stream Trust FBO W.G. Stream (collectively, the “Stream Entities”).

(b) and (c) The business address of each of Mr. Daily, Mr. Grimstad and the Daily Family Foundation is c/o 40 Burton Hills Boulevard, Suite 415, Nashville, Tennessee 37215. The business address of GSD Trust Partners, LLC is 5353 Hillsboro Road, Nashville, TN 37215. The business address of each of the other Daily Entities is c/o Jeff Gould, 1163 Gateway Lane, Nashville, TN 37220. The business address of Mr. Stream, Ms. Miller and each of the Stream Entities is P.O. Box 40, Lake Charles, LA 70602.

Mr. Daily is the Chief Executive Officer and Chairman of the board of directors of the Issuer.

Mr. Grimstad is the President of the Issuer.

Each of the Daily Entities is organized in Tennessee. The primary business of GSD Trust Partners, LLC is holding its shares of Common Stock. The Daily Family Foundation is a charitable foundation. Each of the other Daily Entities is a family trust.

Mr. Stream is the Managing Partner of Stream Family Limited Partnership. Ms. Miller is an investor in Stream Family Limited Partnership and other businesses held by the Stream family.

Each of the Stream Entities is organized in Louisiana, except for the Stream Family Limited Partnership, which is organized in Texas. The primary business of the Stream Family Limited Partnership is holding real estate and other investments. Each of the other Stream Entities is a family trust.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a citizen of the United States.”

Item 3	The disclosure in Item 3 is hereby amended and supplemented by inserting the following after the first paragraph thereof and deleting the final paragraph thereof:

“It is anticipated that the funding for the transactions contemplated by the Merger Agreement (as defined in Item 4 below) will be approximately $760 million (including refinancing the Issuer’s existing credit facility). iPayment Holdings, Inc. (“Parent”), a Delaware corporation newly formed by Mr. Daily and Mr. Grimstad, and Bank of America, N.A. and certain of its affiliates have executed a commitment letter, dated December 27, 2005, to finance the transactions contemplated by the Merger Agreement through a combination of revolving credit facilities, term loans, high yield notes and/or an interim loan credit facility. This summary of the commitment letter does not purport to be complete and is qualified in its entirety by the commitment letter, which is attached hereto as Exhibit 4 and incorporated by reference herein.”

Item 4	Purpose of Transaction

The disclosure in Item 4 is hereby amended and supplemented by inserting the following after the seventh paragraph thereof:

“On December 27, 2005, the Issuer announced that it had signed an Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 27, 2005, with Parent and iPayment MergerCo, Inc. (“MergerCo”), pursuant to which the Issuer’s stockholders (other than Parent) would receive $43.50 per share in cash in exchange for their shares of Common Stock. MergerCo is a wholly-owned subsidiary of Parent formed for the purpose of effecting the merger. In order to finance the transaction, Parent has received debt commitments of $760.0 million from Bank of America N.A. and certain of its related entities (see Item 3), and equity commitments of up to $206.6 million from Mr. Daily and Mr. Grimstad on their own behalf and on behalf of certain related parties (see the discussion of the Exchange Agreement and the Side Letters below). The merger, which is anticipated to be completed in the first half of 2006, is subject to the receipt of financing necessary to complete the transaction on the terms set forth in the commitments obtained by Parent (or on other terms not less favorable to the Issuer and Parent, as determined by Parent in its reasonable discretion), regulatory approvals, the approval of the Issuer’s stockholders (including the approval of a majority of the stockholders of the Issuer who are unaffiliated with Parent), and other customary conditions. Upon completion of the merger, each issued and outstanding share of Common Stock will be converted into the right to receive $43.50 in cash without interest (other than shares of Common Stock held by Parent or any of its subsidiaries immediately prior to the effective time of the merger and shares of Common Stock held by the Issuer or any of its subsidiaries, or shares held by the Issuer’s stockholders who perfect their appraisal rights under Delaware law). This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by the Merger Agreement, which is attached hereto as Exhibit 5 and incorporated by reference herein.

In connection with the execution of the Merger Agreement, Mr. Daily and Mr. Grimstad entered into an Exchange Agreement, dated as of the date of the Merger Agreement, with Parent (the “Exchange Agreement”), in which each of them agreed, subject to the terms and conditions set forth therein, to contribute, and to cause certain of the other Reporting Persons to contribute, their shares of Common Stock to Parent in exchange for an equity interest in Parent, immediately prior to the effective time of the Merger. The foregoing summary of the Exchange Agreement does not purport to be complete and is qualified in its entirety by the Exchange Agreement, which is attached hereto as Exhibit 6 and incorporated by reference herein.

Also in connection with the execution of the Merger Agreement, each Reporting Person other than Mr. Daily and Mr. Grimstad executed a side letter, dated as of the date of the Merger Agreement, to Parent (collectively, the “Side Letters”) accepting and agreeing to comply with the Exchange Agreement to the extent it applies to shares of Common Stock owned by such Reporting Person. The foregoing summary of the Side Letters does not purport to be complete and is qualified in its entirety by the Form of Side Letter attached hereto as Exhibit 7 and incorporated herein by reference, which is identical to each Side Letter other than with respect to share amounts and signatories.

In addition, each of Mr. Daily and Mr. Grimstad entered into a Guarantee with the Issuer, dated as of the date of the Merger Agreement (respectively, the “Daily Guarantee” and the “Grimstad Guarantee”, and collectively, the “Guarantees”). Under the Guarantees, each of Mr. Daily and Mr. Grimstad, as Guarantors, guarantee to the Issuer, as the Guaranteed Party, the due and punctual payment of one-half of any damages payable by Parent and/or MergerCo under the Merger Agreement as a result of the breach by Parent and/or MergerCo of its obligations thereunder. Mr. Daily’s liability under the Daily Guarantee is capped at $20 million and Mr. Grimstad’s liability under the Grimstad Guarantee is capped at $10 million. This summary of the Guarantees does not purport to be complete and is qualified in its entirety by the Daily Guarantee and the Grimstad Guarantee, which are attached hereto as Exhibits 8 and 9, respectively, and incorporated by reference herein.”

Item 5	Interest in Securities of the Issuer

The disclosure in Item 5 is hereby amended and restated in its entirety to read as follows:
“(a) and (b) The Reporting Persons may be deemed to beneficially own an aggregate of 4,379,376 shares of Common Stock (including options held by Mr. Grimstad to purchase 25,000 shares of Common Stock that are exercisable within 60 days of this filing). Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

For further information relating to each Reporting Person’s interest in securities of the Issuer, see the cover pages hereto.

(c) None of the Reporting Persons has effected any transactions in Common Stock during the past sixty days.

(d) Not applicable.

(e) Not applicable.”

Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The disclosure in Item 4 is hereby amended and supplemented by inserting the following after the final paragraph thereof:
“See the discussion in Item 4 regarding the Merger Agreement, the Exchange Agreement and the Side Letters.”

Item 7	Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement.

Exhibit B: Power of Attorney

Exhibit 4: Commitment Letter, dated as of December 27, 2005.

Exhibit 5: Agreement and Plan of Merger, dated as of December 27, 2005.

Exhibit 6: Exchange Agreement, dated as of December 27, 2005.

Exhibit 7: Form of Side Letter.

Exhibit 8: Guarantee (Daily), dated as of December 27, 2005.

Exhibit 9: Guarantee (Grimstad), dated as of December 27, 2005.

Signature.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:	December 30, 2005

GREGORY S. DAILY

/s/ Gregory S. Daily

CARL A. GRIMSTAD

/s/ Carl A. Grimstad

GSD TRUST PARTNERS, LLC

By: /s/ Collie Daily
Name: Collie Daily Title: President

DAILY FAMILY FOUNDATION

By: /s/ Gregory S. Daily
Name: Gregory S. Daily Title:

TRUST FOR THE BENEFIT OF A.S. DAILY

By: /s/ Jeffrey R. Gould
Name: Jeffrey R. Gould Title: Trustee

TRUST FOR THE BENEFIT OF C.C. DAILY

By:	/s/ Jeffrey R. Gould
Name: Jeffrey R. Gould
Title: Trustee

TRUST FOR THE BENEFIT OF C.M. DAILY

By:	/s/ Jeffrey R. Gould
Name: Jeffrey R. Gould Title: Trustee

TRUST FOR THE BENEFIT OF G.R. DAILY

By:	/s/ Jeffrey R. Gould
Name: Jeffrey R. Gould Title: Trustee

HAROLD H. STREAM, III

/s/ Harold H. Stream, III

SANDRA S. MILLER

By:	/s/ Harold H. Stream, III
Name: Harold H. Stream, III As Attorney-in-Fact

STREAM FAMILY LIMITED PARTNERSHIP

By:	/s/ Harold H. Stream, III
Name: Harold H. Stream, III Title: Managing Partner

OPAL GRAY TRUST

By:	/s/ Bruce N. Kirkpatrick
Name: Bruce N. Kirkpatrick Title: Trustee

M. G. STREAM TRUST FBO H. H. STREAM, III

By:	/s/ Bruce N. Kirkpatrick
Name: Bruce N. Kirkpatrick Title: Trustee

M.G. STREAM TRUST FBO S.G. STREAM

By:	/s/ Bruce N. Kirkpatrick
Name: Bruce N. Kirkpatrick Title: Trustee

M.G. STREAM TRUST FBO W.G. STREAM

By:	/s/ Bruce N. Kirkpatrick
Name: Bruce N. Kirkpatrick Title: Trustee